COMPLIANCE WITH THE KOREA EXCHANGE DISCLOSURE REQUIREMENT REGARDING (RUMORS/REPORT OF) THE
POSSIBLE ACQUSITION OF SHARES OF
GAZTRANSPORT & TECHNIGAZ

POSCO planned to consider about participating in the acquisition of a certain number of shares of Gaztransport & Technigaz (the “Project”) if requested by domestic shipbuilders. However, due to the delay of the sale from the seller, POSCO has not yet received any request from domestic shipbuilders.

Therefore, POSCO clarifies that it is not currently considering about the participation of the Project.

In accordance with the disclosure requirements under the Korea Exchange regulations, POSCO will make necessary disclosure as appropriate within 6 months from the day on which the above situation becomes more concretely determined.